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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                AMENDMENT NO. 3
                                       TO
                                  SCHEDULE TO

                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                              AXA FINANCIAL, INC.

                       (Name of Subject Company (Issuer))

                         ------------------------------

                                      AXA

                                AXA MERGER CORP.
                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   29444G107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             ROBERT E. GARBER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              AXA FINANCIAL, INC.
                          1290 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10104
                           TELEPHONE: (212) 554-1234

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                                   COPIES TO:

  CHRISTIANNE BUTTE, ESQ.       PETER S. WILSON, ESQ.        ROBERT E. SPATT, ESQ.
            AXA                Cravath, Swaine & Moore    Simpson Thacher & Bartlett
    21, Avenue Matignon           825 Eighth Avenue          425 Lexington Avenue
    75008 Paris, France       New York, New York 10019     New York, New York 10017
  (011 33 1) 40 75 57 00      Telephone: (212) 474-1000         (212) 455-2000

                         ------------------------------

                               DECEMBER 26, 2000
                         ------------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    AXA, a SOCIETE ANONYME organized under the laws of the Republic of France,
AXA Merger Corp., a Delaware corporation and wholly owned subsidiary of AXA ("Merger Sub" and, together with AXA, the "Offerors"), and AXA Financial, Inc. (the "Company") hereby amend and supplement their Combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Combined Statement") initially filed on November 21, 2000. The Combined Statement relates to the joint exchange offer (the "Offer") by the Offerors to exchange all of the publicly held shares of Common Stock, par value $.01 per share (the "Company Common Stock" or the "Shares"), of the Company for 0.295 of an American depositary share of AXA and $35.75 net to the seller in cash, without interest thereon, per Share, and to the subsequent merger of Merger Sub with and into the Company (the "Merger"). The terms and conditions of the Offer and the Merger are set forth in the Prospectus dated November 21, 2000 (as amended or supplemented, the "Prospectus"), a copy of which is filed as Exhibit (a)(4) to the Combined Statement. Certain terms and conditions of the Offer are also set forth in the Letter of Transmittal relating to the Offer (including the Instructions thereto which form a part thereof), a copy of which is filed as Exhibit (a)(1)(A) to the Combined Statement (as amended or supplemented, the "Letter of Transmittal").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Prospectus.

ITEMS 1 (SUMMARY TERM SHEET), 4 (TERMS OF THE TRANSACTION), 8 (INTEREST IN
  SECURITIES OF THE SUBJECT COMPANY) AND 11 (ADDITIONAL INFORMATION)

    Items 1, 4, 8 and 11 are hereby amended and supplemented by adding the following:

    "On December 26, 2000, the Offerors announced the completion of the initial offering period of the Offer. The Offer expired at 12:00 midnight, New York City time, on Friday, December 22, 2000, at which time approximately 143,798,170 Shares were validly tendered, including approximately 27,116,880 Shares tendered pursuant to notice of guaranteed delivery. The tendered Shares, including the Shares tendered pursuant to notice of guaranteed delivery, correspond to approximately 82% of the publicly held Shares. The Offerors have accepted all such Shares for payment. Payment for the validly tendered Shares will be made promptly through First Chicago Trust Company of New York, the exchange agent for the Offer. After payment for the tendered Shares, AXA and its subsidiaries, including AXA Merger Sub, will increase their ownership from approximately 60% to approximately 93% of the issued and outstanding Shares.

    The Offerors also announced that the subsequent offering period for the Offer will begin at 9:00 a.m. New York City time, on Tuesday, December 26, 2000 and will expire at 12:00 midnight, New York City time, on Friday, December 29, 2000. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same per Share consideration paid during the initial offering period is extended through the subsequent offering period. Shares that are tendered during the subsequent offering period may not be withdrawn.

    Following the subsequent offering period, AXA intends to cause AXA Merger Sub. to merge with and into the Company. In the Merger, the remaining public shareholders of the Company would receive the same per Share consideration that they would have received in the Offer, subject to the exercise of appraisal rights under Delaware law. It is currently anticipated that the Merger will be completed on or about January 2, 2001. When the Merger is completed, the Company will be wholly owned by AXA."

                                       2
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ITEM 11. ADDITIONAL INFORMATION

    Item 11 is hereby amended and supplemented to add the following:

    "(a)(5). A memorandum of understanding has been signed by counsel to memorialize an agreement in principle contemplating the settlement of the actions filed in the Delaware Court of Chancery and a full release by class members, including the named plaintiffs, of all claims that were or could have been brought concerning the acquisition by AXA of the minority interests in the Company pursuant to the Offer and the Merger. The agreement is subject to the execution of a definitive stipulation of settlement and approval by the Delaware Court of Chancery after notice to members of the proposed settlement class. The lawsuit filed in the Supreme Court of the State of New York, County of New York on September 1, 2000 has been stayed pending resolution of the litigation in the Delaware Court of Chancery. Upon approval of the settlement by the Delaware Chancery Court, the plaintiff in the New York lawsuit has agreed to seek dismissal with prejudice of its action before the Supreme Court of the State of New York."

ITEM 12. EXHIBITS

    Item 12 is hereby amended and supplemented by adding the following exhibits that are incorporated herein by reference:

(a)(5)(p)   Press release issued by AXA on December 22, 2000
            (incorporated by reference to Exhibit 1 to the Report on Form 6-K furnished to the SEC by AXA on December 26, 2000).
(a)(5)(q) Press release issued by AXA and the Company on December 26, 2000.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SCHEDULE TO AND SCHEDULE 13E-3

                                                       AXA

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                            Name: Gerard de La Martiniere
                                                            Title:  Chief Financial Officer

                                                       AXA MERGER CORP.

                                                       By:  /s/ DENIS DUVERNE
                                                            -----------------------------------------
                                                            Name: Denis Duverne
                                                            Title:  President

                                                       SCHEDULE 13E-3

                                                       AXA FINANCIAL, INC.

                                                       By:  /s/ EDWARD D. MILLER
                                                            -----------------------------------------
                                                            Name: Edward D. Miller
                                                            Title:  President and Chief Executive
                                                            Officer

Date: December 26, 2000

                                       4
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                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
            (a)(5)(p)   Press release issued by AXA on December 22, 2000
                        (incorporated by reference to Exhibit 1 to the Report on
                        Form 6-K furnished to the SEC by AXA on December 26, 2000).

            (a)(5)(q)   Press release issued by AXA and the Company on December 26,
                        2000.